Exhibit 99.1

Special Committee of the Board of Directors (the “Special Committee”)
StarTek, Inc.
6200 South Syracuse Way, Suite 485
Greenwood Village, Colorado 80111

September 19, 2022

Dear Members of the Special Committee,

Reference is made to the preliminary non-binding proposal, dated December 20, 2021, as revised by the revised non-binding proposal, dated August 8, 2022 (the “Proposal”), submitted by CSP Management Limited (“CSP”) to acquire all of the outstanding shares of common stock (the “Common Shares”) of StarTek, Inc. (“StarTek”) that are not already beneficially owned by CSP in a going-private transaction. The Special Committee announced on September 9, 2022 that it had rejected the Proposal, and it had determined that the proposed purchase price of US$4.65 set forth in the Proposal was inadequate and it would be inappropriate and redundant to provide CSP with additional directional guidance regarding value and price.

Though we continue to believe that the proposed valuation set forth in the Proposal reflects a full and fair price and compelling value to the holders of shares of StarTek Common Stock not beneficially owned by us, based on discussions with the Special Committee’s advisors and the Special Committee’s announcement on September 9, 2022, it is evident that the Special Committee has a different perspective and we would be unable to reach agreement with the Special Committee on an appropriate valuation at this time. Therefore, we hereby withdraw the Proposal.

We would like to thank the Special Committee for its efforts with respect to the Proposal and we look forward to continuing to work with management and the Board of Directors of the Company to ensure the Company’s success going forward.

Sincerely,

CSP Management Limited, on behalf of itself and CSP Alpha Holdings Parent Pte Ltd, CSP Alpha Investment LP, CSP Alpha GP Limited, and CSP Victory Limited

By:	/s/ Sanjay Chakrabarty
Sanjay Chakrabarty Director

By:	/s/ Mukesh Sharda
Mukesh Sharda Director